MAIL STOP 3651

									July 22, 2005

Mr. Brian Power
President
Golden West Brewing Company, Inc.
945 West 2nd Street
Chico, CA  95928

Re:	Golden West Brewing Company, Inc.
Registration Statement on Form SB-2
File No. 333-121351
      Amendment No. 2 Filed June 21, 2005

Dear Mr. Power,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your disclosure that the only items remaining before you may close the acquisition of Butte Creek Brewing are the approvals from the Alcohol and Tobacco Tax and Trade Bureau ("TTB") and the California Department of Alcoholic Beverage Control ("California ABC"). We specifically note the statement "We believe that we have fulfilled all of the requirements for this regulatory approval and that it will be obtained within the next 60 days," which was also present in your filings of February 2, 2005 and December 16, 2004. A review of the California ABC website appears to indicate that you had not even applied for the permit from that agency until April 15, 2005, approximately two and one-half months after you made the statement for the second time that you had "fulfilled all of the requirements." Please explain the basis for your disclosure that you had "fulfilled all of the requirements for this regulatory approval" on two separate occasions prior to filing your application with the
California ABC.

Furthermore, please explain the basis for each time you made the statement that regulatory approval would be "obtained within the next
60 days" when it appears that you had not even submitted an application to the California ABC at the time of filing your registration statement or amendment number one thereto.

2. Please provide the staff with executed, dated copies of all applications, including supplemental materials and proofs of filing and receipt, made to the TTB and California ABC.

3. Please update your prospectus to reflect the status of the Butte
Creek Brewing acquisition. We note your disclosure that it is to close no later than July 31, 2005.

4. We reissue comment two from our letter of March 3, 2005. Thank you for providing red-lined versions of your amendment with the courtesy copies sent to this office but, for each amendment, please file both a clean copy of the amendment and a red-lined version on EDGAR.

5. We reissue comment four from our letter of March 3, 2005: We generally are unclear how the escrow will operate given the potential delay in the acquisition of Butte Creek Brewing. In this regard, please explain how you will be able to determine that the conditions for your offering are met, if the acquisition has not been completed.

We note your counsel`s response that "the offering will not be completed, meaning the funds released from escrow, until and unless the acquisition is consummated. We believe that this is clearly and adequately discussed throughout." However, pursuant to the terms of the Fund Escrow Agreement attached as exhibit 10.2, which are unclear in part due to section cross-references that lead to non-existent clauses, it would appear that the acquisition may be consummated after the offering has been completed. Please see sections four through six of such agreement.

Prospectus Cover Page

6. Please remove the reference to the minimum being on an "all-or-none" basis. The offering appears to be a best efforts offering on a minimum-maximum basis and the reference to "all-or-none" could be confusing. Revise the disclosure on page 54 as well.

7. We note the disclosure on the cover page only states that proceeds from the first 400,000 shares will be deposited into the escrow account. Please clarify what will happen to any shares sold above the initial 400,000 shares, if as you indicated supplementally, the funds from the offering will remain in escrow until an acquisition has been consummated. We may have further comment.

8. We note the statement that "we will only close the minimum offering if we have also completed our acquisition of Butte Creek Brewing Company." Please clarify, how this relates to the statement that the offering will be open until all the shares are sold or 90 days after effectiveness, whichever occurs sooner. Does this mean that if the acquisition has not occurred within 90 days of effectiveness (subject to the 90 day extension) the offering will terminate and the proceeds will be promptly returned to investors? We may have further comment.

Summary, page two

9. We reissue comment six from our letter of March 3, 2005.
Please
update your disclosure to reflect the current status of all regulatory approvals, including the application date for each approval. Additionally, please disclose what effect the delinquent fees owed to the TTB and California ABC may have on Golden West`s applications to such entities. We note your counsel`s response:
"Revised as requested" and your disclosure with respect to obtaining the approval of the TTB. However, we see no changes in your amended registration statement, on page one or any other, addressing the effect of delinquent fees owed to the California ABC. We may have further comment.

Pro Forma Balance Sheet Data, page six

10. We note your response to comment 11 from our letter of March
3,
2005. However, we do not believe it is appropriate to reflect the payment of liabilities in the pro forma balance sheet data.
Please
revise the "adjusted" columns of your disclosure accordingly to reflect only the receipt of the net proceeds from the offering, and delete footnote 3 to this table.

Risk Factors, page 6

11. We partially reissue comment 16 from our letter of March 3, 2005.
To the extent possible, please avoid the generic conclusion you make in several of your risk factors that the risk discussed would have an adverse affect on your business or operations or that your operations may suffer. Instead, please replace this language with specific disclosure of how your financial condition would be affected as well as putting the risk in context by making the magnitude of the risk clear. We note your counsel`s response: "Revised as requested throughout but do not see any changes made to the majority of the risk factors noted in our previous comment.

12. We reissue comment 14 from our letter of March 3, 2005 as it relates to risk factor two. Since the shares will be held in escrow and returned to investors no later than 180 days from the commencement of the offering, we are unable to see the material risk to investors in risk factor three. The entire purpose of placing funds in escrow is to protect the investors` interest during that period in case the minimum is not reached and in case the acquisition does not occur. Please consider removing.

13. Clarify the risk to the company and/or investors in the subheading to risk factor 5, 13, 14, 18 and 25.

14. The discussion in risk factor 13 regarding the Mt. Shasta Ale should be highlighted in the risk factor subheading.


Use of Proceeds, page 15

15. Please disclose all debt to be paid from the proceeds of this offering. We note the allocation of $200,000 for debt if the maximum is raised; yet you have only allocated $100,000.

16. We reissue comment 21 from our letter of March 3, 2005.
Please
provide more specificity concerning each of the line items within the
category of Working Capital.  Your attention is directed to Item
504
of Regulation S-B. Please break down the specific allocation of the working capital.

17. Please clarify whether any of the amount allocated to working capital, such as employee salaries and benefits, will be paid to officers and directors. Disclose the name of each officer or director and the amount.

18. We reissue comment 23 from our letter of March 3, 2005. We note the third risk factor, which states that changing business conditions may cause management to change the use of proceeds in this offering, that management has broad discretion over the use of proceeds, and that you cannot assure investors that the uses will not vary substantially from your current intentions. We further note similar disclosure in this section. You may reallocate your use of proceeds if you clearly discuss the circumstances that would require management to alter the use of proceeds from this offering and discuss the alternatives to the currently stated uses. Please refer to Instruction 7 to Item 504 of Regulation S-K for guidance.

Pro Forma Capitalization, page 18

19. We note your response to prior comment 24. Please revise your disclosure so that the numbers in the unadjusted column are consistent with the amounts shown in final column in the pro forma financial statements, which reflects the assumed acquisition of Butte
Creek. Similarly, it appears that the 1,620,000 shares listed as outstanding in the description of common stock should be 1,820,000, as such amount is based on the assumption that the acquisition of Butte Creek had occurred. Please revise your disclosure accordingly.

Dilution, page 19

20. We note the disclosure that you had a net tangible book value deficit of $360,689 or $.20 per share. Please explain how you calculated the net tangible book value after the offering, based upon the book value deficit before the offering.

Management`s Discussion and Analysis, page 25

21. We note your response to comments 26-32 from our letter of March
3, 2005. Please expand your disclosures regarding the increase in operating expenses for the year ended December 31, 2004 compared to the prior year. In particular, we note a significant increase in other operating expenses from $96,777 to $272,450.
22. We note the statement that you intend to increase production, increase sales and reduce operating losses. Clearly disclose after this statement that investors should not place undue certainty on projections and that there is no assurance you will be able to achieve these goals.

23. We note the disclosure that you owe delinquent taxes to several
Federal and State agencies. Please name the agencies and state the amount owed. Discuss the impact this may have on your business and plan of operations. Add a risk factor.

24. We note the statement that you are facing a shortage of hops this season. Clarify the period covered by the term "season." Discuss the impact this could have on your business and plan of operations.
Also, add a risk factor.

25. Explain in greater detail the lack of inventory control and the impact this could have on your business and operations.

26. Please provide the basis for your statement on page 25 that "sales will increase with the increased market penetration of existing brands and the creation of new brands and products."

27. We reissue comment 29 from our letter of March 3, 2005.
Please
disclose the cash balance as of the most recent practicable date and disclose how long you can currently satisfy your cash requirements.

28. We reissue comment 30 from our letter of March 3, 2005. Please disclose the material terms, such as the term of the lines of credit and any covenants, conditions or other material provisions. Lastly, disclose whether you are in compliance with all covenants, conditions and provisions.

29. We reissue comment 31 from our letter of March 3, 2005.
Please
disclose the material terms of the notes payable and file as an exhibit. Name the financial institutions.

Business, page 32
Background and Overview

30. We reissue comment 33 from our letter of March 3, 2005. We do not understand your counsel`s response to comment 45 from our letter of January 14, 2005 that "there exists no affiliation or other relationship between Golden West, its officers, directors or affiliates and Butte Creek, its officers, directors, or affiliates."
At a minimum, it would appear that relationships exist by way of the
Mt. Shasta Ale trademark. Please include affirmative disclosure with respect to any affiliation or relationship between Golden West, its officers, directors, or affiliates and Butte Creek, its officers, directors, or affiliates. We note your counsel`s response:
"Revised
as requested. See page 33." We can find no such disclosure on page
33, or any other, in your revised prospectus.

31. We note you plan to rely upon section 4(2) as an exemption for the issuance of 200,000 shares of common stock in connection with the acquisition of Butte Creek. Please provide us with the facts supporting the reliance upon the exemption. Discuss the number of shareholders to receive shares in the acquisition, the sophistication of the investors and their access to information. We may have further comment.


Ingredients and Raw Materials

32. We partially reissue comment 37 from our letter of March 3, 2005.
Material agreements with principal suppliers should be discussed in the prospectus and filed as exhibits. If you do not have agreements with key suppliers, disclose and state the risk to the company. Lastly, if any of your material suppliers are affiliated vendors, disclose and state the affiliation.

Marketing

33. Please update your disclosure in this section with respect to sales.

Dependence on Major Customers

34. We reissue comment 38 from our letter of March 3, 2005.
Disclose
whether you have arrangements with major customers. If so, disclose the major terms and file as exhibits. If not, discuss the risk to the company.

Trademarks and Intellectual Property

35. We reissue comment 40 from our letter of March 3, 2005. We note your filing of the Trademark Assignment Agreement as an exhibit to the Registration Statement. Please file a final, dated (complete with month and day) and executed copy of the agreement. We may have further comment. Disclose whether any consideration was paid as part of the assignment. Contrary to your counsel`s response letter, a conformed copy of the amendment was not filed. Please file executed, final, and dated copies of each document.

Competition

36. We note your supplemental response to prior comment 43 that you do not feel your current relationship with Bison Brewing is material.
Please advise us as to the percent of revenues generated by this contract. Also, explain why you feel this relationship is not material. We may have further comment.

Certain Relationships and Related Transactions, page 50

37. We reissue comment 45 from our letter of March 3, 2005.
Please
disclose the exact date of the issuance of 400,000 shares to the five investors listed in the first paragraph of this section. Additionally, please reconcile such disclosure with the first paragraph of the section entitled "Recent Sales of Unregistered Securities" which appears to contradict the disclosure in this section. We note your counsel`s response: "Revised as requested" but see no such revisions.

38. We reissue comment 46 from our letter of March 3, 2005.
Please
reconcile the individual who guaranteed the line of credit with disclosure in the MD&A section.

39. Please disclose each beneficial owner of each entity listed in the first paragraph of this section. We may have further comment.

The Offering, page 54

40. We reissue comment 50 from our letter of March 3, 2005.
Please
provide an analysis as to how each officer and director who will be participating in this offering, other than John C. Power, meets the requirements of Rule 3a4-1. Supplementally please provide the staff with your detailed analysis as to why Brian Power or J. Andrew Moorer should not be considered associated persons of broker-dealers due to their disclosed business activities. We may have further comment.

41. Additionally, we note your disclosure that John C. Power is not eligible to rely upon Rule 3a4-1 safe harbor from registration as a broker-dealer. We also note your disclosure that Golden West will rely primarily on the efforts of John C. Power in offering its securities to the public as well as your counsel`s responses on February 2, 2005 and June 21, 2005. As your counsel correctly points out in his letter of February 2, the Exchange Act defines a broker as a person engaged in the business of effecting securities transactions for the account of others. Finally, based on your counsel`s letter of June 21, 2005, it would appear that John C. Power`s statutory disqualification prevents his satisfaction of all the requirements of
Rule 3a4-1.

Please disclose the exemption from registration as a broker-dealer that Mr. Power is to rely upon as we note that it does not appear that he is currently registered as a broker-dealer.

42. We note the statement that if you are unable to reach the minimum, all funds will be returned to subscribers within 10 business days after the end of the offering. This does not appear consistent with Rule 10b-9 under the Exchange Act, which requires the "prompt" return of subscriptions upon termination of the offering.

43. We reissue comment 48 from our letter of March 3, 2005.
Clarify
in the third bulleted point that all funds will be "promptly" returned to investors.

Golden West Brewing Company, Inc. Financial Statements, page F-3

44. With regards to the restatement of the financial statements for the treatment of the investment in Butte Creek, please describe the correction of the error in a note to the financial statements as required by paragraph 37 of APB 20. Quantify the effects on the financial statements presented, including the restatement of the income statement for the period ending December 31, 2003.

45. The audit report of Schumacher & Associates on page F-3 only refers to the financial statements for the period from inception to
December 31, 2004. Please provide an audit report that includes in its scope all financial statements required by Item 310 of Regulation
S-B. Also, please direct your independent accountant to consider referencing the restatement of the 2003 financial statements in the auditor`s report, as indicated by AICPA Auditing Standards Section 561.06.a.


Note 5 - Deferred Offering Costs, page F-14

46. We note that deferred offering costs of $90,013 are reflected on the balance sheet at March 31, 2005, while the registration statement assumes estimated offering expenses of $50,000. Please revise the registration statement as necessary to ensure that the estimated offering expenses are consistent with the amount that is projected to be incurred.

Note 9 - Agreements, page F-16

47. We note the last paragraph of your disclosure, in particular the second to last sentence regarding the closing of the transaction. Please tell us how you intend to account for the transaction such that it would have a retroactive impact on the financial statements, and your basis in the accounting literature for the proposed treatment.

Part II
Exhibits

48. We reissue comment 55 from our letter of March 3, 2005.
Please
file executed and dated copies of the initial Asset Purchase and Sale
Agreement, the Amendment thereto, the Fund Escrow Agreement, and the
Assignment Agreement with your next amendment.

49. We reissue comment 56 from our letter of March 3, 2005.
Please
file as an exhibit the agreement with certain officers and directors who have agreed not to sell or otherwise dispose of their shares for a period of six months from the date of the registration statement.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Pamela Howell, who supervised the review of your filing, at (202) 551-3357.

						Sincerely,



		John Reynolds
		Assistant Director


cc:	Clifford L. Neuman
      Fax:  (303) 449-1045

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Brian Power
Golden West Brewing Company, Inc.
July 22, 2005
Page 1